Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 12, 2013 (the “Annual Report”).

U.S. dollar amounts presented herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of September 30, 2013 ($1 = NIS 3.537). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies and technologies in our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of six clinical therapeutic candidates: BL-1040, BL-5010, BL-8040, BL-7040, BL-8020 and BL-1020. In addition, we have three therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of September 30, 2013, we have received approximately NIS 53.4 million ($15.1 million) in funding from the OCS to operate the incubator, which does not include NIS 22.3 million ($6.3 million) in funding we have received from the OCS outside of the incubator agreement as of that date. Such amounts include aggregate funding of approximately NIS 48.2 million ($13.6 million) for terminated programs. We are not required to repay funds received for terminated programs. The incubator agreement with the OCS will terminate on December 31, 2013; we do not expect to receive significant future funding from this arrangement. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our six clinical therapeutic candidates:

•
BL-1040 is a novel resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria, Inc., or Ikaria, with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Ikaria commenced PRESERVATION I, a CE Mark registration clinical trial of BL-1040 (initially called IK-5001, and now called the “Bioabsorbable Cardiac Matrix” device, or BCM device, by Ikaria). There are currently 55 sites recruiting for this trial, 14 of which are in the U.S.

•
BL-5010 comprises a customized, proprietary pen-like applicator (BL-5010P) containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We are planning to commence a pivotal CE-Mark registration trial for European approval by the end of 2013, for the treatment of seborrheic keratosis. The necessary regulatory submissions for the trial were made in Germany during July 2013, and we are waiting for regulatory approval in order to commence the trial. Our future development plans for this product include expansion into additional therapeutic indications, including actinic keratosis. We are also currently engaged in meaningful discussions with potential partners for this asset.

•
BL-8040 is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, and other hematological indications. In June 2013, we commenced a phase 2 trial for the treatment of AML, which is currently being conducted at three world-leading cancer research centers in the U.S. and at five premier sites in Israel. In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production. In September 2013, the U.S. Food & Drug Administration (FDA) granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML.

•
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD. In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel. We expect to receive additional data regarding secondary endpoints from the study by the end of 2013. We are currently discussing this therapeutic candidate with a number of potential co-development partners, as well as planning the next stages of development.

•
BL-8020 is an orally available treatment for the hepatitis C virus, or HCV, with a unique mechanism of action involving the inhibition of HCV-induced autophagy in host cells. In April 2013, we commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France.

•
BL-1020 is an orally available drug in development for the treatment of schizophrenia. In March 2013, we announced that results from an interim analysis of the phase 2/3 CLARITY trial indicated that the trial would not meet its pre-specified primary efficacy endpoint. Based on these results, we discontinued the study, and are currently in the process of reviewing the study data. We have recently received a preliminary analysis of the un-blinded study data on all patients that completed the study, and expect to make a decision about the future of this therapeutic candidate based on a full analysis of the data by the end of 2013.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart following AMI. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in April 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We commenced the phase 2/3 CLARITY trial in June 2011 and in March 2013, we announced that results from an interim analysis of the phase 2/3 CLARITY trial indicated that the trial would not meet its pre-specified primary efficacy endpoint. Based on these results, we discontinued the study, and are currently in the process of reviewing the study data. We have recently received a preliminary analysis of the un-blinded study data on all patients that completed the study, and expect to make a decision about the future of this therapeutic candidate based on a full analysis of the data by the end of 2013.

In June 2013, we signed an out-licensing agreement with CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV. Under the terms of the agreement, we granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. CTTQ will pay us an upfront license fee, plus future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We have retained the right to develop and commercialize BL-8030 in other parts of the world.

We have funded our operations primarily through the sale of equity securities (both in direct and private placements in the U.S. and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria, CTTQ and other prospective future agreements, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of September 30, 2013, we held $20.3 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of September 30, 2013.

Recent Company Developments

Clinical and Pre-Clinical Development

In July 2013, we announced that we filed the necessary regulatory submissions to commence a pivotal, CE-Mark registration trial for BL-5010P with the German Federal Institute for Drugs and Medical Devices (BfArM), as well as with the relevant ethics committees. The pivotal study is a single-arm, open-label, bridging study of BL-5010P, a pen-like applicator containing BL-5010, a novel aqueous solution. The primary objective of the study is to assess the efficacy of a single application of BL-5010P for the removal of seborrheic keratosis (SK) lesions. Secondary objectives include safety and tolerability assessments of the cosmetic outcomes as evaluated by both patients and investigators, and the ability to preserve the treated SK lesions for histopathological diagnosis. Up to 20 patients are expected to be enrolled at three leading sites in Germany. The CRO and the sites have already been selected for the trial.

In August 2013, we announced that BL-8040 has been shown in pre-clinical trials to be effective for the treatment of thrombocytopenia, or reduced platelet production. The findings were published in the British Journal of Hematology, a leading journal in the field. The study, headed by Prof. Amnon Peled from the Goldyne Savad Institute of Gene Therapy - Hadassah University Hospital, assessed the effect of repeated doses of BL-8040 on healthy and chemotherapy-induced thrombocytopenic mice. The results show that repeated administration of BL-8040 significantly increased the number of megakaryocytes (cells that produce platelets) within the bone marrow; this was associated with increased production and increased levels of platelets in the blood circulation, in both the healthy and chemotherapy induced-thrombocytopenic mice. In addition, BL-8040 increased the number of hematopoietic progenitor cells within the bone marrow and in the blood. These cells are important for generating not only platelets but the whole gamut of red and white blood cells. In addition, BL-8040 significantly reduced the severity and duration of chemotherapy-induced thrombocytopenia and cytopenia.

In September 2013, we announced that the FDA granted an Orphan Drug Designation to BL-8040 as a therapeutic for the treatment of AML. Orphan Drug Designation is granted to therapeutics intended to treat rare diseases that affect not more than 200,000 people in the United States. Orphan Drug Designation entitles the sponsor to a seven-year market exclusivity period, clinical protocol assistance with the FDA, as well as federal grants and tax credits.

In November 2013, we announced that we received all the necessary regulatory approvals to commence a Phase 1/2 trial for BL-7010 – for the treatment of celiac disease – from the Finnish National Supervisory Authority for Welfare and Health (Valvira) and relevant ethics committee. The Phase 1/2 study is a two-part (single and repeated), double-blind, placebo-controlled, dose escalation study of BL-7010 in 32 patients at a world-leading site for celiac disease research in Finland. The primary objective of the study is to assess the safety of single and repeated ascending doses of BL-7010 in well-controlled celiac patients. Secondary objectives include an assessment of the systematic exposure, if any, of BL-7010 in the study patients. The CRO and other vendors have already been selected for the study, which is expected to start by the end of 2013.

Patent Protection

In September 2013, we announced that an Issue Notification was received from the United States Patent and Trademark Office (USPTO) for US Patent No. 8,455,450, which claims the use of BL-8040’s composition for obtaining hematopoietic precursor cells (e.g. stem cells) for use in bone marrow transplantation. The issued patent has a term extending to November 2029. This patent is part of BL-8040’s expanding patent portfolio, which includes an additional six issued patents on the composition of matter and 29 patent applications on new indications, granted or pending worldwide.

In September 2013, we announced that a Notice of Allowance was issued by the USPTO for BL-8020, an orally available, interferon-free treatment for hepatitis C. The patent covers the use of BL-8020 for treating HCV-infected patients non-responsive to an anti-HCV therapy (patients who failed to achieve a sustained virologic response following treatment). The patent will be valid until at least 2031.

In October 2013, we announced that a Notice of Allowance was issued by the USPTO for a patent application claiming the composition of BL-5010, a novel composition for the non-surgical removal of skin lesions.  This patent, when issued, will be valid until 2022, with corresponding patents already granted in Europe and Israel. A second patent application in respect of the product is pending worldwide. Patents to be issued in the future based on this application will be valid until 2033.

Addition and Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In this regard, in October 2013, we announced the in-licensing of BL-9020, a novel antibody treatment for Type 1 diabetes. In November 2013, following a standard periodic review of our portfolio assets, we decided to terminate our BL-1021 project, which was intended to treat neuropathic pain. This decision was made in connection with our strategy of de-risking our portfolio and concentrating our resources on other more promising programs. In November 2013, we decided to terminate our BL-7060 project, which was intended to treat inflammatory diseases. This decision was made for scientific considerations in light of experimental results.

Capital Resources

In September 2012, we entered into a $15 million purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, whereby LPC agreed to purchase, from time to time, up to $15 million of our ADSs, subject to certain limitations, during the 36-month term of the purchase agreement. During the nine months ended September 30, 2013, we sold a total of 2,451,166 ADSs to LPC for aggregate gross proceeds of $6,030,000. In connection with these issuances, a total of 61,281 ADSs was issued to LPC as a commitment fee and a total of $121,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the Purchase Agreement through the date of this report, we have sold a total of 3,250,128 ADSs to LPC for aggregate gross proceeds of $8,230,000. In connection with these issuances, a total of 81,255 ADSs was issued to LPC as a commitment fee and a total of $165,000 was paid to Oberon Securities as a finder’s fee.

Other

In August 2013, we announced the appointment of B. J. Bormann, Ph.D., to our Board of Directors. Dr. Bormann has had a distinguished and extensive career in the pharmaceutical industry. Most recently, she served as Senior Vice President and Worldwide Head of Therapeutic Alliances and Strategic Partnerships at Boehringer Ingelheim Pharmaceuticals Inc. Prior to that, she held the position of Vice President, Strategic Alliances, at Pfizer Inc.

Revenues

Our revenues to date have been generated primarily from upfront and milestone payments under our licensing arrangements with Ikaria and the amounts we received from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in 2009, in respect of which Ikaria paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreements with Ikaria with regard to BL-1040 and with CTTQ with regard to BL-8030, as well as additional collaborations that we may enter into in the future, including with regard to BL-5010, BL-8040, BL-7040, BL-8020, BL-1020 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreements with Ikaria and CTTQ, as well as under any future agreement relating to BL-5010, BL-8040, BL-7040, BL-8020, BL-1020 or other compounds.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1040	CE registration pivotal trial (conducted by Ikaria)	PRESERVATION 1 study results expected in 2014
BL-5010	Completed phase 1/2 pilot study; regulatory documents submitted for pivotal CE Mark registration trial	Commencement of pivotal CE Mark registration trial by end of 2013, subject to receipt of final regulatory approval
BL-8040	Commenced phase 2	Partial study results by end of 2013; commencement of clinical studies for additional hematological indications in first half of 2014
BL-7040	Phase 2 trial completed	Potential co-development collaboration or licensing transaction; additional pre-clinical development to support further clinical studies
BL-8020	Commenced phase 1/2	Partial study results expected beginning of 2014
BL-7010	Completed all pre-clinical development; regulatory approval received for phase 1/2 trial	Commencement of phase 1/2 trial by end of 2013
BL-1020	Phase 2/3 CLARITY trial terminated	Completion of full analysis of un-blinded study data on all patients that completed the study; final decision about future of therapeutic candidate

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-8030	Small molecule	Hepatitis C	Preclinical studies
BL-9010	Bi-specific antibody	Severe allergies/Asthma	Preclinical studies
BL-9020	Antibody	Type 1 diabetes	Preclinical studies

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2010, 2011 and 2012; for the nine months ended September 30, 2013; and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Nine Months Ended September 30,	Total Costs Since Project
	2010	2011	2012	2013	Inception
	(in thousands of U.S. dollars)
BL-1040	167	3	–	–	10,227
BL-5010	384	94	132	132	2,268
BL-8040	–	–	723	2,642	3,365
BL-7040	–	465	500	362	1,327
BL-8020	–	–	794	701	1,495
BL-1021	924	466	68	10	7,137
BL-7010		274	560	792	1,626
BL-1020	450	2,765	7,448	4,191	55,749
Other projects	1,704	2,988	2,501	385	24,496
Total gross direct project costs(1)	3,629	7,055	12,726	9,215	107,690

(1)
Does not include indirect project costs and overhead, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our ﬁnancial statements. Certain of such costs are also covered by OCS funding.

As indicated in the above table, a signiﬁcant portion of our research and development costs have been incurred in connection with our BL-1020 project. As a result of the CLARITY study termination, it is likely that we will no longer incur significant additional costs in connection with the project.

From our inception through September 30, 2013, we have incurred research and development expense of approximately NIS 553.8 million ($156.6 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the share purchase agreement with Lincoln Park Capital and the at-the-market equity offering sales agreement with Stifel.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2012.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the three-month or nine-month periods ended September 30, 2013 and 2012.

Cost of revenues

We did not record any cost of revenues during each of the three-month or nine-month periods ended September 30, 2013 and 2012.

Research and development expenses

At December 31, 2011, our drug development pipeline consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. During the first nine months of 2013, we added two new compounds to our pipeline and discontinued the development of six additional compounds from the pipeline, so that our drug development pipeline as of September 30, 2013 consisted of 10 therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Research and development expenses, net	15,848	8,190	(7,658)	46,523	39,720	(6,803)
One-time reversal of liability to the OCS in respect of BL-1020	-	-	-	-	5,993	5,993
“Normalized” research and development expenses, net	15,848	8,190	(7,658)	46,523	45,713	(810)

Comparison of three-month periods ending September 30, 2013 and 2012

Research and development expenses for the three months ended September 30, 2013 were NIS 8.2 million ($2.3 million), a decrease of NIS 7.7 million ($2.2 million), or 48%, compared to NIS 15.9 million ($4.5 million) for the three months ended September 30, 2012. The decrease resulted primarily from lower expenses in 2013 associated with the CLARITY clinical trial in respect of BL-1020, due to termination of the trial in March 2013, partially offset by a ramp-up in spending on other clinical-stage projects introduced during 2012.

Comparison of nine-month periods ending September 30, 2013 and 2012

Research and development expenses for the nine months ended September 30, 2013 were NIS 39.7 million ($11.3 million), a decrease of NIS 6.8 million ($1.9 million), or 15%, compared to NIS 46.5 million ($13.2 million) for the nine months ended September 30, 2012. Without regard to the NIS 6.0 million one-time reversal of amounts previously accrued to the OCS in respect of BL-1020, research and development expenses decreased by NIS 0.8 million ($0.2 million). The reason for the decrease is similar to the one discussed above in the three-month comparison.

Sales and marketing expenses

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Sales and marketing expenses	912	731	(181)	2,626	2,565	(61)

Comparison of three-month periods ending September 30, 2013 and 2012

Sales and marketing expenses for the three months ended September 30, 2013 were NIS 0.7 million ($0.2 million), compared to NIS 0.9 million ($0.3 million) for the three months ended September 30, 2012. The small decrease relates to lower professional fees and market research expenses as compared to the third quarter of last year.

Comparison of nine-month periods ending September 30, 2013 and 2012

Sales and marketing expenses for the nine months ended September 30, 2013 were NIS 2.6 million ($0.7 million), substantially similar to the comparable period in 2012.

General and administrative expenses

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
General and administrative expenses	2,834	2,663	(171)	9,315	9,789	(474)

Comparison of three-month periods ending September 30, 2013 and 2012

General and administrative expenses for the three months ended September 30, 2013 were NIS 2.7 million ($0.8 million), an insignificant decrease compared to NIS 2.8 million ($0.8 million) for the three months ended September 30, 2012.

Comparison of nine-month periods ending September 30, 2013 and 2012

General and administrative expenses for the nine months ended September 30, 2013 were NIS 9.8 million ($2.8 million), an increase of NIS 0.5 million ($0.2 million), or 5%, compared to NIS 9.3 million ($2.6 million) for the nine months ended September 30, 2012. The increase resulted primarily from a one-time expense for professional services incurred in the 2013 period.

Non-operating income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	(Increase) decrease	2012	2013	Increase (decrease)
	(in thousands of NIS)
Non-operating income (expenses), net	(3,180)	(4,627)	(1,447)	2,351	9,214	6,863

Comparison of three-month periods ending September 30, 2013 and 2012

We recognized net non-operating expenses of NIS 4.6 million ($1.3 million) for the three months ended September 30, 2013, an increase of NIS 1.4 million ($0.4 million), compared to net non-operating expenses of NIS 3.2 million ($0.9 million) for the three months ended September 30, 2012. Non-operating expenses for both periods primarily relate to fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Comparison of nine-month periods ending September 30, 2013 and 2012

We recognized net non-operating income of NIS 9.2 million ($2.6 million) for the nine months ended September 30, 2013, an increase of NIS 6.9 million ($1.9 million), compared to net non-operating income of NIS 2.4 million ($0.7 million) for the nine months ended September 30, 2012. Non-operating income for both periods primarily relate to fair-value adjustments of liabilities on account of warrants, as discussed above in the three-month comparison.

Financial income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Financial income	1,827	501	(1,326)	8,323	2,484	(5,839)
Financial expenses	(1,649)	(1,956)	(307)	(4,052)	(5,698)	(1,646)
Financial income (expenses), net	178	(1,455)	(1,633)	4,271	(3,214)	(7,485)

Comparison of three-month periods ending September 30, 2013 and 2012

We recognized net ﬁnancial expenses of NIS 1.5 million ($0.4 million) for the three months ended September 30, 2013, a change of NIS 1.6 million ($0.5 million), compared to net ﬁnancial income of NIS 0.2 million ($0.1 million) for the three months ended September 30, 2012. Net financial income and expenses result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

Comparison of nine-month periods ending September 30, 2013 and 2012

We recognized net ﬁnancial expenses of NIS 3.2 million ($0.9 million) for the nine months ended September 30, 2013, a change of NIS 7.5 million ($2.1 million), compared to net ﬁnancial income of NIS 4.3 million ($1.2 million) for the nine months ended September 30, 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through the sale of equity securities (both in direct and private placements in the U.S. and in three public offerings on the TASE), funding received from the OCS, payments received under our strategic licensing arrangements, and interest earned on investments. At September 30, 2013, we held NIS 71.6 million ($20.3 million) in cash, cash equivalents and short-term bank deposits.

In February 2013, we completed a direct placement to OrbiMed. The placement consisted of 2,666,667 ADSs and warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8.0 million, with net proceeds of approximately $7.7 million, after deducting fees and expenses.

In May 2013, we entered into an at-the-market equity offering sales agreement with Stifel, whereby Stifel may, from time to time as we may determine at our discretion, sell on our behalf up to $20 million of our ADSs throughout the period during which the sales agreement remains in effect. In addition, we may also sell ADSs to Stifel as principal, in accordance with a separate terms agreement to be entered into between Stifel and us. As of the date of this report, we have not sold any ADSs through or to Stifel.

Pursuant to the share purchase agreement with LPC signed in September 2012, we may sell, from time to time, and at our discretion, up to $15 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this report, we have sold an aggregate of approximately $8.2 million of our ADSs to LPC, leaving an available balance under the facility of approximately $6.8 million.

Net cash used in operating activities was NIS 55.9 million ($15.8 million) for the nine months ended September 30, 2013, compared with net cash used in operating activities of NIS 52.6 million ($14.9 million) for the nine months ended September 30, 2012. The NIS 3.3 million ($0.9 million) increase in net cash used in operating activities during the nine-month period in 2013, compared to the nine-month period in 2012, was primarily the result of a reduction in net trade payables and accruals during the 2013 period.

Net cash used in investing activities for the nine months ended September 30, 2013 was NIS 17.5 million ($4.9 million), compared to net cash provided by investing activities of NIS 15.2 million ($4.3 million) for the nine months ended September 2012. The cash ﬂows related to investing activities primarily stem from investments in, and maturities of, our short-term bank deposits during the respective periods.

Net cash provided by financing activities for the nine months ended September 30, 2013 was NIS 50.0 million ($14.1 million), compared to net cash provided by financing activities of NIS 52.2 million ($14.7 million) for the nine months ended September 2012. The cash flows from financing activities in the 2012 period reflect the private placement completed in February 2012. The cash flows from financing activities in the 2013 period reflect the direct placement to OrbiMed completed in February 2013, as well as funding under the share purchase agreement with LPC.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2015, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.